--------------------------
                                                         OMB APPROVAL
                                                  --------------------------
                                                  OMB Number  3235-0145

                                                  Expires:    12/31/05
                                                  Estimated average burden
                                                  hours per response .. 11
                                                  --------------------------

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*


                            TDK MEDIACTIVE, INC.
         ------------------------------------------------------------
                             (Name of Issuer)

                               Common Stock,
                              par value $.001
         -------------------------------------------------------------
                     (Title of Class of Securities)

                               83608K 107
         --------------------------------------------------------------
                             (CUSIP Number)

                            December 2, 2003
         --------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                            [ ] Rule 13d-1(b)
                            [X] Rule 13d-1(c)
                            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vincent J. Bitetti

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                             (b) [  ]

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                  5.    SOLE VOTING POWER

NUMBER OF               0 shares
 SHARES
BENEFICIALLY
OWNED BY          6.    SHARED VOTING POWER
  EACH
REPORTING               0 shares
 PERSON
  WITH:           7.    SOLE DISPOSITIVE POWER

                        0 shares

                  8.    SHARED DISPOSITIVE POWER

                        0 shares


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0 shares


10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [  ]


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%


12.     TYPE OF REPORTING PERSON*

        IN

Item 1.
          (a)     Name of Issuer:   TDK Mediactive, Inc. (the "Company")

          (b) Address of Issuer's Principal Executive Offices: 4373 Park View Terrace, Westlake Village, California 91361

Item 2.
          (a)     Name of Person Filing:      Vincent J. Bitetti

          (b) Address of Principal Business Office: 4373 Park View Terrace, Westlake Village, California 91361

          (c)     Citizenship:  United States

          (d) Title of Class of Securities: Common Stock, par value $.001 (the "Common Stock")

          (e)     CUSIP Number:  83608K 107

Item 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:  Not applicable.

          (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c);

          (c) [ ] Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

          (d) [ ] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); or

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership:

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

          (a) Amount beneficially owned: 0 shares

          (b) Percent of class: 0%

          (c) Number of shares as to which such person has:

              (i)     Sole power to vote or to direct the vote:   0 shares

             (ii)     Shared power to vote or to direct the vote: 0 shares

            (iii)     Sole power to dispose or to direct the disposition of:
                      0 shares

             (iv)     Shared power to dispose or to direct the disposition of:
                      0 shares

Item 5.    Ownership of Five Percent or Less of a Class:   If this statement
           is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:
           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.

Item 8. Identification and Classification of Member of the Group: Not applicable.

Item 9.    Notice of Dissolution of Group: Not applicable.

Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     December 2, 2003               By:  /s/ Vincent J. Bitetti
                                            -----------------------------
                                                  Vincent J. Bitetti